Exhibit 99.1

Uranium Royalty Announces Appointment of Chief Financial Officer

DESIGNATED NEWS RELEASE

Vancouver, British Columbia, Canada, August 1, 2025 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that Andy Marshall has been appointed Chief Financial Officer of URC, succeeding Josephine Man in such position.

Scott Melbye, Chief Executive Officer, stated: “On behalf of the board of directors of the Company and the wider team, I would like to congratulate Josephine on her recent appointment as CFO of Uranium Energy Corp. and sincerely thank her for her seven years of financial leadership, her professional dedication and lasting impact on the early foundational stage of our Company.”

Mr. Melbye continued: “We welcome Andy to the URC senior leadership team, at an exciting time within the global uranium sector and as we continue to build on our solid foundation. His experience in corporate financial management, strategic planning and project development in the mining and exploration space will be a great fit for our key objectives and continued success.”

Mr. Marshall is a Chartered Accountant and Chartered Financial Analyst with over 20 years of senior financial leadership experience in the natural resources sector. He brings a strong background in accounting, corporate reporting across Canada and the U.S., financial and risk management, transactional financing, M&A, and strategic support for growth-stage mining companies. His career includes CFO roles at multiple publicly listed resource companies, where he supported project advancement, capital markets initiatives, and cross-border operations. Mr. Marshall began his career with PwC LLP in London before relocating to Vancouver in 2008. He graduated from Newcastle University, England, with a BA(Hons) in Financial Analysis and Accounting.

About Uranium Royalty Corp.

Uranium Royalty Corp. is the world’s only publicly traded uranium-focused royalty and streaming company. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:	Corporate Office:

Scott Melbye – Chief Executive Officer	1188 West Georgia Street, Suite 1830,
Email: smelbye@uraniumroyalty.com	Vancouver, BC, V6E 4A2
Phone: 604.396.8222
Investor Relations:

Toll Free: 1.855.396.8222
Email: info@uraniumroyalty.com
Website: www.UraniumRoyalty.com